SCHONFELD & WEINSTEIN, L.L.P.
                                 Attorneys at Law
                                  80 Wall Street
                                    Suite 815
                             New York, New York 10005
                           www.schonfeld-weinstein.com


Telephone: (212) 344-1600;                                     Fax: 480-0717


October 6, 2006

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attn: William Bennett, Esq.

      Re: Scientific Energy, Inc.
      Solicitation under Rule 14a-2

Dear Mr. Bennett:

We are in receipt of oral comments and questions regarding an Information Statement filed on behalf of Scientific Energy, Inc. on July 28, 2006. We offer the following in response to those comments.

    1. Scientific Energy received a consent from shareholders representing approximately 73% of the outstanding shares of the company. In response to your request for additional information regarding these shareholders, we submit the following chart of shareholders who signed the written consent authorizing the reverse stock split and their respective shareholdings:

                             Number of Shares           Percentage of
       Shareholder          beneficially owned     total shares outstanding
       -----------------   ---------------------  ---------------------------
       Stanley Chan (1)         23,905,000                  48.6%
       Wang Airguo               2,400,000                   4.9%
       Li Dongmei                2,400,000                   4.9%
       Liu Jianguo               2,400,000                   4.9%
       Lu Meili                  2,400,000                   4.9%
       Yuan Wei                  2,400,000                   4.9%
       ----------------------------------------------------------------------
      (1) Mr. Chan is President, CEO and Chairman of the Board of Directors of Scientific Energy, Inc.

       Aside from Mr. Chan, none of these shareholders are officers, directors, or affiliates of the company. None of them are related to each other.

2. The other issue for which you requested additional information pertains to whether or not, in obtaining the written consent of the above-mentioned shareholders, there was a "solicitation" of proxies, as that term is defined under the Securities and Exchange Act of 1934, and if so, whether the solicitation was exempt under Rule 14a-2.

    According to Mr. Chan, he did not intend to solicit anyone's vote. He did not send the consent or other written documentation through the mail or by any other means. He did not call anyone to request their vote. Mr. Chan, while at a cocktail party in China, discussed the possibility of a reverse stock split with five other shareholders, all of whom thought it was a good idea.

    Based on these facts, and the following analysis, we believe that there was no solicitation involved in Mr. Chan's obtaining the written consent of five shareholders to approve a reverse stock split.

 A. THE DISCUSSION OF A REVERSE STOCK SPLIT AT A COCKTAIL PARTY BY THE 6 SHAREHOLDERS WAS NOT FOR THE PURPOSE OF INFLUENCING SHAREHOLDER VOTES AND THUS NOT A SOLICITATION.

    Historically, courts have interpreted the definition of "solicitation" broadly. The Second Circuit, in SEC v. Okin, recognized the need for a broad interpretation of "solicitation" that encompassed certain preliminary communications.1 The court in Okin expressed "no doubt" that the SEC's power under the proxy rules extended to communications which (i) were part of a continuous plan ending in solicitation and (ii) prepared the way for its success.2 Rule 14a-1(l) defines the terms "solicit" and "solicitations" to include: "(i) any request for a proxy whether or not accompanied by or included in a form of proxy; (ii) any request to execute or not to execute, or to revoke, a proxy; or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy."3

    "The proxy rules apply to any person seeking to influence the voting of proxies, regardless of whether the person is seeking authorization to act as a proxy."4 The rules apply not only to direct requests to furnish, revoke or withhold proxies, but also to communications that may indirectly accomplish such a result or constitute a step in a chain of communications designed ultimately to accomplish such a result.5 The issue is whether the challenged communication, seen in the totality of circumstances, is "reasonably calculated" to influence the shareholders' votes.6 Moreover, the purpose of Section 14(a) "is to prevent management or others from obtaining authorization for corporate action by means of deceptive or inadequate disclosure in proxy solicitation."7

      Here, there was no concerted effort to vote a certain way. The Chairman ran into five shareholders at a cocktail party in China, and the six people mutually agreed on the idea of implementing a reverse stock split for Scientific Energy. Although the discussion indirectly resulted in a later approved shareholder resolution, viewed in the totality, such discussion was not "reasonably calculated" to influence shareholder votes. Instead, it was merely an open discussion between shareholders that the 1992 Amendments sought to encourage. Further, there is no evidence of fraudulent speech or inadequate disclosure by the Chairman regarding the reverse stock split.

B. IN THE ALTERNATIVE, THE DISCUSSION BY THE CHAIRMAN AND DIRECTOR OF SCIENTIFIC ENERGY AT A COCKTAIL PARTY WITH FIVE SHAREHOLDERS WAS AN EXEMPT SOLICITATION UNDER RULE 14A-2(B) WHERE THE REVERSE STOCK SPLIT EQUALLY BENEFITTED ALL SHAREHOLDERS PRO RATA

    Rule 14a-2(b) exempts the following from the proxy rules, other than the filing requirements of Rule 14a-6(g) and the antifraud provisions of Rule 14a-9, certain communications in which the person making the solicitation does not seek directly or indirectly the power to act as proxyholder or furnish a form of revocation, abstention, consent or authorization.8

    Although Rule 14a-2(b)(1) appears to set out a broad category of disinterested persons entitled to rely on the exemption,9 subsections (i) through (x) specify categories of persons that are not disinterested.10 These persons include the registrant and its affiliates (other than an officer or director);11 any officer or director of the registrant engaged in a solicitation financed by the registrant;12 persons required to file a Schedule 13D (unless that person has filed a Schedule 13D disclosing intent or reserving the right to engage in a control transaction or contested election of directors);13 and any person that, because of a substantial interest in the subject matter of the solicitation, is likely to receive a benefit from a successful solicitation which will not be shared pro rata by all other shareholders, other than by virtue of the person's employment with the registrant.14 Therefore, officers and directors of the registrant, may rely on the exemption provided that their solicitations are not financed by the registrant, and they otherwise are not engaging in the registrant's solicitation.15

    Here, there was no indication by the Chairman to seek the power of a proxyholder. As previously discussed, the Chairman at a cocktail party in China discussed the idea of a reverse stock split with five other shareholders. The five shareholders mutually agreed it was a good idea and later decided to propose and sign a consent to a shareholder resolution. Also, the Chairman did not furnish any proxy materials or consent or authorizations to the shareholders at the cocktail party. Likewise, the Chairman does not fall within an excluded person because he is an officer and director of Scientific Energy.
Additionally, the cocktail party was not financed by Scientific Energy. And subsequently, the benefits of a 10-1 reverse stock split were shared pro rata by all shareholders.

C. IN THE ALTERNATIVE, MR. CHAN WAS ACTING IN HIS ROLE AS A SHAREHOLDER AND NOT DIRECTOR OR OFFICIER OF SCIENTIFIC ENERGY AND SOLICITED LESS THAN 10 SHAREHOLDERS

    An exemption to the proxy registration rules is found in Rule 14a-2(b)(2), which permits any non-management solicitation to stockholders without having to comply with the full panoply of proxy registration rules "where the total number of persons solicited is not more than ten."16

   Here, the Chairman is the beneficial owner of 23,905,000 shares of Scientific Energy. The Chairman did not speak to any other shareholder but the five shareholders as previously mentioned. In his discussions with the other shareholders at the cocktail party, the Chairman was acting in his capacity as a shareholder and thus should be allowed to fall within this exemption.

D. NO NOTICE OF EXEMPT SOLICITATION REQUIRED FOR ORAL SOLICITATION

   Rule 14a-6(g) requires that any person who engages in an exempt solicitation pursuant to Rule 14a-2(b)(1), and who beneficially owns over $ 5 million of a class of securities which are the subject of a solicitation, must mail or file with the SEC a Notice of Exempt Solicitation. No notice is required with respect to exempt oral solicitations (other than with respect to scripts used in connection with such oral solicitations).

If you have any further questions, please contact me.

Thank you.

Very truly yours,



/s/ Andrea Weinstein
---------------------
Andrea I. Weinstein

AIW: lr





1  SEC v. Okin, 132 F.2d 784, 786 (2d Cir. 1943).
2  Id.
3  17 C.F.R. 240.14a-1(1).
4  SEC Release No. 34-29315 (June 17, 1991).
5  See supra  note 1, Okin.
6  Trans. World Corp. v. Odyssey Partners, 561 F. Supp. 1311, 1320 (S.D.N.Y.
   1983).  See also Sec. Exch. Act Rel. No. 34-5276, Fed. Sec. L. Rep. (CCH)
   P 76,380 (1956) (Using a facts and circumstances test as to whether or not statements accompanied by an express request to give, revoke or withhold a proxy may involve a solicitation).
7  J.I. Case Co. v. Borak, 377 U.S. 426, 431 (1964).
8  17 C.F.R. 240.14a-2(b).
9 Rule 14a-2(b)(1) specifically exempts "any solicitation by or on behalf of any person who does not, at any time during such solicitation, seek directly or indirectly, either on its own or another's behalf, the power to act as proxy for a security holder and does not furnish or otherwise request, or act on behalf of a person who furnishes or requests, a form of revocation,
   abstention, consent or authorization."   See 17 C.F.R 240.14a-2(b)(1).
10 Id.
11 17 C.F.R. 240.14a-2(b)(1)(i).
12 17 C.F.R. 240.14a-2(b)(1)(ii).
13 17 C.F.R. 240.14a-2(b)(1)(vi).
14 17 C.F.R. 240.14a-2(b)(1)(ix).
15 Officers or directors of the company are not disqualified from this exemption because of the parenthetical in Rule 14a-2(b)(1)(iii). However, an officer or director of the company cannot rely on the exemption in Rule 14a-2(b)(1) if the solicitation is financed directly or indirectly by the company. See Rule 14a-2(b)(1)(ii).
16 17 C.F.R. 240.14a-2(b)(2).  Since 1942, conversations with not more than
   10 shareholders have been exempt solicitations.  See Exchange Act Release
   No. 3347 (Dec. 18, 1942) (exempting "less than 10").